Exhibit 99.1

Yandex Announces Passing of Ben Cole, Director and Chairman Emeritus

January 10, 2012

MOSCOW AND THE HAGUE, January 10, 2012, Yandex (NASDAQ: YNDX), the leading internet company in Russia operating the country’s most popular search engine and most visited website, today announced the passing of Ben Cole, one of its founding directors and its Chairman Emeritus.

“We are deeply saddened by the passing of Ben Cole,” said Arkady Volozh, CEO of Yandex.  “As one of our founding directors, Ben was a guiding force for our company.  We will greatly miss his leadership, business acumen and friendship.  Our hearts go out to Ben’s wife, Rose, and his family.”

Mr. Cole, 87, served as the Chairman of Yandex from 2000 until July 2008 when he became Chairman Emeritus.  Among his many professional accomplishments, he was also president and founder of Cole Management Inc., a Boston-based manager of venture capital investments in Russia and other countries of the former Soviet Union, which he founded in 1993.

Yandex’s Board of Directors will soon begin a search to select a successor candidate who it expects will stand for election at the 2012 annual general meeting of shareholders.

About Yandex

Yandex (NASDAQ: YNDX) is the leading internet company in Russia, operating the country’s most popular search engine and most visited website. Yandex also operates in Ukraine, Kazakhstan, Belarus and Turkey. Yandex’s mission is to answer any question internet users may have.

Contacts:

Investor Relations

Dmitry Barsukov, Katya Zhukova

Phone: +7 495 739-70-00

E-mail: askIR@yandex-team.ru

US Investor Contact

The Blueshirt Group, for Yandex

Alex Wellins

Phone: +1 415 217 5861

E-mail: alex@blueshirtgroup.com

Press Service

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru